SAYID AND ASSOCIATES LLP
Attorneys and Counselors at Law
408 West 57th Street, Suite 8E
NEW YORK, NY 10019
TEL: (212) 262-1166
FAX: (212) 247-7535
E-MAIL: SAYIDLAW@AOL.COM


Received SEC

JAN 2 1 2010

Washington, DC 20549

January 19, 2010


RECEIVED

JAN 2 1 2010

DIVISION OF CORPORATION FINANCE
OFFICE OF BEVERAGES, APPAREL AND HEALTH CARE SERVICES

Janice McGuirk, Esq.
Division of Corporate Finance
United States Securities and
     Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Inicia Incorporated ("Inicia" or the "Company")
       Form 1-A Amendment No. 10
       File No. 24-10228

Dear Ms. McGuirk:

As you know this Law Firm represents the above referenced Company.

Enclosed please find seven (7) copies (one of which is an original copy) and three (3) black lined of the Form 1-A Amendment No. 10 (TENTH) for the above referenced Company, which incorporated its financials for September 30, 2009.
We have also included a cover letter from the Company's President reflecting all of the changes made to the Form 1-A Amendment No. 10.

Thank you for your consideration.

If you have any questions, please feel free to contact the undersigned.

Very truly yours,



M. David Sayid
Sayid and Associates LLP

cc.   Inicia Inc.

December 21, 2009

Ms. Janice McGuirk
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

RE: Form 1-A Amendment No 10
    File No. 24-10228

Dear Ms. McGuirk,

      Pursuant to your comments please find attached the tenth amendment of the Offering Statement.

      Please note that we have provided responses to your comments (by item listed below) and attached a black-line copy to assist and expedite the review of the changes made to this document.

      Sincerely,
      INICIA INCORPORATED

      Bruce T. Dugan
      Chief Executive Officer

RESPONSES TO YOUR COMMENTS

1. Please see attachments 15g and 15h.
2. Per your instructions Mr. Krome has been added as counsel in Notifications, see Pg. 4.
3. We intend to file with the State of New York in late January 2010.
4. We have updated the date to December 21, 2009, See Pg. 12.
5. We have inserted notice that "There are no plans for management to buy shares in this Offering. See Pg. 13.
6. We have inserted language to clarify that the budgets for the publishing software, IQM software and the film Changing are total budgets, and not partial budgets. The $36,000 mentioned in the document covers the cost of overhead and salaries for the time necessary to complete the development of the i2m publishing and e-commerce software. The i2m publishing software will then be used to drive all the company owned website communities. We have added in the IQM and Changes section notes to further clarify the priorities of each project in relation to the other. On Pg. 19 we added further clarification that with the completion of the publishing software (referred to in item 1 on Pg. 17) that the Company expects to be able to complete and launch all of its planned website communities and that those websites are prioritized in the list provided. Moreover, the flow-of-funds-priority for development is further detailed under Use of Proceeds and 9b on Pg. 35-36.
7. We have inserted further clarification in the text below the Milestone table that says "The projected costs above represent the total amount required to complete each of the milestones listed." Therefore the $300 listed for launch promotion of the sites tglife.com, Expat 360 and the Mix Lab represent the full budget and all other costs for these projects were included in milestone #1. Further, we have expanded the text in milestone 1 to say "Complete online publishing software model to be used to drive tglife.com, Mix Lab and Expat 360 and all other company planned website communities" to clarify that the online software model will be used for the websites thereafter listed. See Pg. 31 Milestone #1 and Pg. 32 in the paragraph below the Milestone table.
8. The Financial Statements are up to date and in accordance with the Form 1-A guidelines.
9. Based on your previous comments regarding the Stockholder Equity Section, we sought advice from an outside accounting advisor with public company filing expertise. As such, the financial statements were restated primarily because existing and outstanding common stock that was issued without the receipt of cash compensation had not been correctly reflected previously. Thus, the primary changes to the restated financials are due to (a) the Pre-Merger common shares of existing Elgin Technologies Inc. (ELGN) shareholders have been corrected to reflect the 17,238,300 common shares outstanding (see note 10 below and Note 15a in Notes to Financial Statements Pg. 56 for more detail), (b) the 84,000,000 Common stock issued on October 8, 2008 (See Note 15b on Pg. 56 for details), and (c) previously booked amounts of contributed capital have now been reclassified into loans payable. These changes impacted the change of other numbers as they flowed through the financial statements and are restated with further explanations in Note 15 of Notes to the Financial Statements.
10. Based on your prior comments, and after consulting an outside accounting advisor, we have now listed under Note 15 (in the Notes to Financial Statements) a table showing all changes in the restated financials and an explanation for the change below each listing.
11. The subscription receivable is recognized as of January 1, 2007, the same date for which the shares were previously booked. This was booked based on an analysis of SFAS 141r ("Business Combinations"), particularly paragraph A12 ("reverse Acquisitions") and our consultation with an outside accounting advisor with public company expertise. Because these shares were issued prior to the merger, and by

court order had to remain outstanding and valid upon the merger, it was determined that it would be improper treatment to expense this item. Therefore an asset was established as the offsetting entry. There is currently no agreement between management and the previous ELGN shareholders as to how this asset will be paid for, though management intends to negotiate with them to agree that any future dividends that the Company may issue to shareholders will be withheld to them for the payment of their shares. There is no assurance however that management will be able to come to an agreement satisfactory between the parties, or that the Company will in fact ever issue dividends. If and when it is determined that these intentions can or will not be realized, then the asset shall be removed from the Company books in accordance with generally accepted accounting principles. The loans received from Keystone and New Century were received between January 2008 and June 2009 and used for general overhead during this ongoing effort to prepare this Offering Statement. The current outstanding loans were previously booked as Capital Contributions and have now been correctly reclassified as loans payable. The loans from Kevin Barry were provided in the summer of 2008 for general office equipment and overhead. The loans from Mario Delfino and Sandra Bitar were provided between November 2008 and January 2009 to cover payroll expenses. All loans have been issued at a zero percent interest rate and we have added disclosure that there is no conversion features to these outstanding loans (See Pg. 54 number 7). The shares issued to management are listed as part of the total in the equity section of the Balance Sheet for the year 2008 as common stock and APIC (See Pg. 49), as well as in the Statement of Shareholders' Equity (See Pg. 53) as part of the 84,000,000 common shares issued in 2008. These were issued at a rate of .033 cents per share (the average weekly trading amount prior to issuance; the same amount given to the ELGN shareholders). In regard to 718-10-50 (SFAS 123), please see Note 16 in the Notes to Financial Statements – Pg. 60.

12. We have revised the Cash Flow Statement by moving Common shares and APIC out of financing activities and into investing activities to be consistent with paragraph 230-10-45 of FSAB Accounting Standards Codification.

13. We have reattached and included Exhibit 15d.